Exhibit 15.35

MRS. POERBANINGSIH ADI WARSITO, SH

NOTARY AND LAND DEED OFFICER

Decree of the Minister of Justice Number M-96-HT.03.01-TH.1984, dated: 7 December 1984

Decree of the Minister of Home Affairs Number: 141 / DJA / 1985, dated: 5 June 1985

DEED DATED	:	28 July 2009

NUMBER	:	48.-

CREDIT AGREEMENT (COPY)

CREDIT AGREEMENT

- Number: 48.-

- 12.00 (twelve o’clock) Western Indonesia Time.

- On this day, Monday, 28-07-2009 (twenty-eighth of July, two thousand and nine).

- Appeared before me, Ms. INDAH FATMAWATI, Sarjana Hukum, Notary in Jakarta, who, by virtue of Letter of the Chairperson of the Notarial Overseer Council for the South Jakarta Municipality dated 17-07-2009 (seventeenth of July, two thousand and nine) Number AN.01.03.550/MPD.JKT-SLT/CT/VII/2009, have been appointed as substitute for Ms. POERBANINGSIH ADI WARSITO, Sarjana Hukum, Notary in Jakarta, attended by witnesses whom I, Notary, am acquainted with and whose name will be identified at the end of this deed:

I.

Mr. RISWINANDI, born in Jakarta, on 12-09-1957 (twelfth of September, nineteen fifty-seven), Indonesian citizen, Director of Corporate Banking of PT. BANK MANDIRI (Persero) Tbk., domiciling in South Jakarta, Jalan Wijaya 1 number 26, Rukung Tetangga 006, Rukun Warga 004, Keluraha Petogogan, Kecamatan Kebayoran Baru.

Holder of Identity Card Number : 09.5307.120957.0056.

According to his statement, in this matter acting:

a.	in his aforementioned capacity;

b.

by virtue of power of attorney dated 17-07-2008 (seventeenth of July, two thousand and eight) number: SK.DIR/084/2008, unnotarized, affixed with sufficient duty stamps, the original of which has been presented to me, Notary;

The appearer, Mr. RISWINANDI, and the principal for whom the appearer is representing, each acting in their aforementioned capacities, are therefore duly representing the Board of Directors of, and therefore duly acting for and on behalf of, the Limited Liability Company PT. BANK MANDIRI (Persero) Tbk., hereinafter referred to as PT. BANK MANDIRI (Persero) Tbk. for short, domiciling and having its principal office in Jakarta, whose articles of association has been amended entirely to conform with Law Number 40 of 2007 (two thousand and seven) regarding Limited Liability Company, as set out in a deed dated 25-06-2008 (twenty-five of June, two thousand and eight) number 48, prepared before DR. AMRUL PARTOMUAN POHAN, Bachelor of Law, Lex Legibus Magister, Notary in Jakarta, which deed has received the approval of the Minister of law and Human Rights of the Republic of Indonesia, Directorate General of Public Legal Administration, dated 08-07-2008 (eighth of July, two thousand and eight) number AHU-39432.AH.01.02.Year 2008. Such Articles of Association has been further amended by deeds:

-

dated 10-07-2008 (tenth of July, two thousand and eight) number 21, prepared before DR. AMRUL PARTOMUAN POHAN, Bachelor of Law, Lex Legibus Magister, Notary in Jakarta, the notification of which has been received by the Minister of Law and Human Rights of the Republic of Indonesia, Directorate General of Public Legal Administration, dated 07-08-2008 (seventh of August, two thousand and eight) number AHU-AH.01.10.193368;

-

dated 10-10-2008 (tenth of October, two thousand and eight) number 2, prepared before DR. AMRUL PARTOMUAN POHAN, Bachelor of Law, Lex Legibus Magister, Notary in Jakarta, the notification of which has been received by the Minister of Law and Human Rights of the Republic of Indonesia, Directorate General of Public Legal Administration, dated 04-11-2008 (fourth of November, two thousand and eight) number AHU-AH.01.10.22998;

-

dated 09-01-2009 (ninth of January, two thousand and nine) number 4, prepared before DR. AMRUL PARTOMUAN POHAN, Bachelor of Law, Lex Legibus Magister, Notary in Jakarta, the notification of which has been received by the Minister of Law and Human Rights of the Republic of Indonesia, Directorate General of Public Legal Administration, dated 26-02-2009 (twenty-sixth of February, two thousand and nine) number AHU-AH.01.10.00983.

Hereinafter referred to as “BANK MANDIRI”.

II.

Mr. JOHNNY SWANDI SJAM, born in Jakarta, on 15-08-1960 (fifteenth of August, nineteen sixty), Indonesian citizen, President Director of the company which will be identified herein below, domiciled in East Jakarta, Jalan Pulo Asem I number: 10, Rukun Tetangga 003, Rukun Warga 001, Kelurahan Jati, Kecamatan Pulo Gadung.

-	Holder of Identity Card number: 09.5402.150860.0425.

-

According to his statement in this matter acting in his aforementioned capacity, therefore duly representing the Board of Directors; whereas, with regard to the actions contemplated herein, the above person declares that it has received the approval of the Company’s Board of Commissioners, one an another as stated in the Circular Resolutions of the Board of Commissioners of PT Indosat Tbk. in lieu of the Board of Commissioners Meeting, made privately on 15-05-2009 (fifteenth of May, two thousand and nine), number: 04/15-05-2009, the original copy of which has been presented to me, Notary, of and therefore acting for and on behalf of PT INDOSAT Tbk., domiciled in Jakarta, whose articles of association has been amended in its entirety to conform with Bapepam-LK Rule Number: IX.J.1, as set out in deed dated 11-06-2009 (eleventh of June, two thousand and nine) number 118, prepared before AULIA TAUFANI, Bachelor of Law, then substituting for SUTJIPTO, Bachelor of Law, Notary in Jakarta, which deed has received the approval of the Minister of Law and Human Rights of the Republic of Indonesia dated 07-07-2009 (seventh of July, two thousand and nine) number: AHU-31103.AH.01.02.Year 2009.

The latest composition of its Board of Directors and Board of Commissioners are as set out in deed dated 11-06-2009 (eleventh of June, two thousand and nine) number 118, prepared before AULIA TAUFANI, Bachelor of Law, then substituting for SUTJIPTO, Bachelor of Law, Notary in Jakarta. Such change of Directors and Commissioner has been informed to the Minister of Law and Human Rights of the Republic of Indonesia dated 10-07-2009 (tenth of July, two thousand and nine) number: AHU-AH.01.10-09908.

PT INDOSAT shall hereinafter be referred to as the “DEBTOR”.

BANK MANDIRI and DEBTOR shall first declare that the DEBTOR has met the following preconditions for the execution of this deed:

1.

the DEBTOR has returned the attachment to the Credit Offer Letter (SPPK), signed by the authorized officer in accordance with its articles of association on a Rp.6,000.00 (six thousand rupiah) denominated duty stamp and affixed with the company chop;

2.	the DEBTOR has paid administrative fee in relation to the credit facility to be granted;

3.	the DEBTOR has submitted a facility request letter signed by the authorized officer in accordance with its articles of association;

4.

the DEBTOR has delivered a letter of approval from its Board of Commissioners or in accordance with the provisions of its articles of association with respect to the credit facility received and to consent to the credit relationship with BANK MANDIRI;

5.

the DEBTOR has submitted a certification signed by its authorized office in accordance with its articles of association to the effect that the deed of Articles of Association and/or any deed of amendment thereto as provided to BANK MANDIRI constitute the most current Articles of Association and/or amendment.

BANK MANDIRI and DEBTOR hereby agree to enter into this Credit Agreement upon the following terms and conditions:

Article 1

DEFINITIONS

For the purpose of this Credit Agreement, the terms below shall have the meanings as ascribed to them:

(i)

Existing Collateral and Guarantee of the DEBTOR or a Subsidiary, provided that if the asset being encumbered as Collateral or Guarantee has been freed as security, the asset may be bound as collateral and guarantee as defined under Article 10 of this Agreement for the interest of its creditors which has not been granted a special security or privilege and Guarantee granted for tender or deposit purposes; and

(ii)	Collateral and Guarantee granted in the DEBTOR’s normal course of business, such as:

(a)	Collateral to guarantee payment of custom duty or rent;

(b)	Collateral and Guarantee that are normally granted in the normal course of business to secure certain obligations in respect of the DEBTOR’S or ITS Subsidiary’s accounts payable;

(c)	Collateral and Guarantee with respect to the provisions made for outstanding taxes;

(d)

Collateral and Guarantee for the financing of asset procurement by credit in general, export or supplier credit, as well as financing for vendors or sewa guna usaha (leasing), where such asset is to be the object of the Collateral and Guarantee for the said financing

(e)

Collateral and Guarantee given for the financing of cooperation projects between the Debtor or Subsidiary and another party where such financing is provided by another party (including with whom the Debtor or Subsidiary is engaged in the cooperation); and

(f)	Collateral and Guarantee given for the purpose of tender process for the implementation of projects engaged by the Debtor or a Subsidiary.

“Subsidiary” means any company whose:

(i)	shares are directly or indirectly controlled by the Debtor by at least 50% (fifty percent) of the total shares issued by such company;

(ii)	financial report is consolidated with that of the Debtor in accordance with the standard accounting practices applicable in Indonesia.

“Drawdown Time Limit” means the period for the drawdown of the Credit Facility permitted by BANK MANDIRI to the Debtor.

“EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before finance costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization, and, in the case of calculation of the ratio of aggregate Debt to EBITDA as referred to in Article 12.10 point (c), EBITDA also take into account pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period.

“Equity” means total assets less liabilities, where liabilities exclude all indebtedness advanced by any (direct or indirect) shareholder of the Issuer to any member of the Group which is subordinated to any Debt.

“Credit Facility” means credit facility(-ies) permitted by Bank Mandiri to be provided to the Debtor as elaborated in Article 2 of the Credit Agreement pursuant to the terms and conditions hereof.

“Group” shall mean Debtor and its Subsidiaries.

“Business Day” means any day on which the Bank Mandiri branch office at which the Credit Facility is administrated is open for business and conducts banking services for the public.

“JIBOR” or the “Jakarta Inter Bank Offered Rate” means the interest rate applicable in the inter bank money market in Jakarta as published by Reuters in Reuters Interest Rate Monitoring Service (Reuters Screen) at 11.00 (eleven) o’clock in the morning local time 3 (three) Business Days prior to an Interest Period, indicating the inter bank(s) primary interest rate in Jakarta which serves as reference to determine the interest rate of loans given in United States Dollar for a period of 3 (three) months, and for the purpose of this Credit Agreement the JIBOR interest rate up to 1/1000 (one per mil) shall be rounded.

“Event of Default” means every action or event as described in Article 14 of this Credit Agreement.

“Security” shall mean security provided by the Debtor to guarantee all outstanding amount of Indosat International Finance Company BV in relation to the issuance of indentures in the name of Indosat International Finance Company BV or of another company, which security has been specially formulated for the issuance of indentures upon the following terms and conditions:

-	the Debtor does not violate the financial ratio as set out in article 12.10 of this Credit Agreement; and

-	the Debtor’s obligation relating to the security shall have a paripassu position in relation to a cross default with the Debtor’s obligation to Bank Mandiri under this Credit Agreement.

“Interest Period” means a period during which an interest rate applies, calculated on a quarterly basis upon the following terms and conditions:

(i)	computation of the first Interest Period shall commence on the date of the first Credit Facility Drawdown and end on the date falling 3 (three) months thereafter;

(ii)	computation of the subsequent Interest Period shall commence upon the end date of the preceding Interest Period and end on the same date 3 (three) months thereafter; and

(iii)	computation of the final Interest Period shall commence upon the end date of the preceding Interest Period and end on the date of the payment of final Debt principal installment.

“Debt” means, with respect to any person (without duplication):

(i)	the principal of and premium (if any) in respect of debt of such person for money borrowed and debt evidenced by notes, debentures, bonds or other similar instruments which bears payable interest; and

(ii)	all obligations of such person in relation to procurement payables constituting accounts payable to such person’s suppliers:

(a)	which bear interest; and

(b)	which payment is due more than six (6) months after the date of issuance of invoice.

but, in relation to any member of the Group, deducting all indebtedness advanced to a member of the Group by any (direct or indirect) shareholder of the Issuer to such member of the Group which is subordinated to any debt received by any member of the Group from non-Group members.

“Interest Payment Date” means the date on which Debtor must make interest payment, which shall be the final date of each Interest Period.

“Loan” means all amounts payable by the Debtor at any time to Bank Mandiri under the Credit Agreement, to include principal, interest, provisional amount, penalty, cost and/or other obligations under the Credit Agreement.

Article 2

AMOUNT AND PURPOSE OF CREDIT FACILITY

2.1.

Subject to the terms and conditions of this Credit Agreement, Bank Mandiri agrees to grant a Credit Facility to the Debtor in the form of an special transaction loan facility, with a principal amount not exceeding Rp.1,000,000,000,000.- (one trillion Rupiah).

2.2.	Debtor hereby agrees to the above amount of the Credit Facility.

2.3.	The Credit Facility shall be used for general operational business needs.

Debtor is responsible for the correctness and use of the Credit Facility.

Article 3

CREDIT FACILITY DRAWDOWN PERIOD AND TIME LIMIT

3.1.	The period of the Credit Facility granted hereunder shall be a maximum of 5 (five) years from the signing of this Credit Agreement.

3.2.

Subject to the terms and condition of this Credit Agreement, Credit Facility Drawdown Time Limit shall be from the date on which this deed is signed, and ending on the date falling 6 (six) months from the signing of this Credit Agreement, provided that in the event of any amount under the Credit Facility that has not been drawn, then the Credit Facility may be extended for another 6 (six) months following the first Drawdown Time Limit.

3.3.	Upon the lapse of the Credit Facility Drawdown Time Limit as described in article 3.3., Bank Mandiri shall no longer have the obligation to provide Credit Facility to the Debtor.

3.4.

If, upon the lapse of the Credit Facility Drawdown Time Limit, Bank Mandiri upon its sole opinion approves an extension of the Credit Facility Drawdown Time Limit but the relevant amendment to the Credit Facility cannot as yet be executed, then Bank Mandiri shall send a notice of Drawdown Time Limit Extension (“Notice”) which shall have a validity period as specified therein.

Any amount under the Credit Facility drawn within the period as stipulated in the Notice shall constitute the Debtor’s Loan which is subject to the terms and conditions hereof.

Debtor also agrees that, following delivery of the Notice, Bank Mandiri approves a further extension of the Credit Facility, the Debtor shall bind itself to sign a deed of amendment to the Credit Agreement with respect to such subsequent extension of the Drawdown Time Limit.

Such notice shall form an inseparable part of the Credit Agreement.

Article 4

INTEREST AND PROVISIONAL AMOUNT

4.1.

With respect to every loan outstanding under the Credit Agreement, Debtor shall pay interest at the rate of the JIBOR plus 4.0% (four percent) per annum, which shall apply up to the fifth year, where JIBOR shall constitute the average JIBOR for 3 (three) months as determined 3 (three) Business Days prior to the ongoing Interest Period, Calculated based on the amount of Credit Facility that has been withdrawn but not repaid by the Debtor.

4.2.

Calculation of interest shall be conducted on a daily basis with fixed assumption of 360 (three hundred and sixty) days in a year and payable in full to Bank Mandiri on each Interest Payment Date, credited from the Debtor’s account at Bank Mandiri or through other methods as agreed upon by the parties, provided that Payment Interest Date shall not exceed the date on which the Credit Facility is required to be paid in full.

4.3.

Debtor agrees that in the event JIBOR is not available entirely or is not available in full, then Bank Mandiri shall review the interest rate formula as determined under the Credit Agreement, including the interest rate reference and margin, in a reasonable manner in accordance with general banking practices, without requiring the approval of the Debtor, provided that:

(i)

if Bank Mandiri is to exercise its right above, then it shall provide a written notice with respect to the interest rate to be applied to the Debtor, which notice shall form an inseparable part of this Credit Agreement (“Notice”), provided that the Debtor may choose to negotiate the term no later than 7 (seven) calendar days from the date of the Notice;

(ii)

if by the end of the period for which to conduct the negotiation no agreement can be reached with regard to the interest rate to be applied to the Credit Facility granted by Bank Mandiri to the Debtor, then:

a.	the interest rate to apply to the Credit Facility shall be the interest rate as determined by Bank Mandiri until a JIBOR reference is available; or

b.

Debtor shall have the option to repay its Loan within a period of 60 (sixty) calendar days from the end of the negotiation period specified in point (i) above, provided that the interest rate to be applied to the Credit Agreement up to the repayment of the Loan shall be equal to the interest rate as determined by Bank Mandiri, without incurring any penalty or early payment charges.

4.4.	For the provision of the Credit Facility, Debtor shall pay to Bank Mandiri:

a.

provisional (up-front) fee of 0.25% (zero point two five percent), calculated from the Credit Facility being provided. Such provisional amount shall be a one-time payment to be made by no later than the date of the first Credit Facility drawdown;

b.

commitment fee of 0.25% (zero point two-five percent) calculated based on the amount of Credit Facility that has not been withdrawn by the Debtor up to the Credit Facility Drawdown Time Limit. The Commitment Fee shall be paid upon the end of the Credit Facility Drawdown Time Limit.

4.5.	Payment of the provisional amount and/or commitment fee may be made by crediting the Debtor’s account at Bank Mandiri or any other method as may be agreed upon by the parties.

4.6.	For the purpose of account crediting, Debtor shall confer a power of attorney to Bank Mandiri as set forth in article 19.1 of the Credit Agreement.

4.7.

If the Interest Payment Date and/or payment date for the provisional amount and/or commitment fee falls on a day that is not a Business Day, the Debtor shall make available funds in its account at Bank Mandiri for payment of the interest and/or provisional amount and/or commitment fee on the preceding Business Day.

4.8.

In the event the Credit Agreement has been signed, but the Credit Facility has not been utilized by the Debtor or the Debt mature on the grounds as stated in Articles 14.2, 18.3 and 18.4 of the Credit Agreement, Bank Mandiri shall not be liable to refund to the Debtor the provisional amount that has been paid by the Debtor to Bank Mandiri.

Article 5

EVIDENCE OF INDEBTEDNESS

Book entries and records that has been and will be made by Bank Mandiri shall constitute full and absolute evidence with respect to the Debt and such evidence shall be binding on the Debtor, unless the contrary can be proven.

Article 6

REQUIREMENTS FOR EFFECTIVENESS

AND DRAWDOWN OF THE CREDIT FACILITY

6.1.	This Credit Agreement shall become effective if:

(i)	Debtor has provided its signature hereto; and

(ii)

Debtor has paid a provisional (up-front) fee of 0.25%, calculated based upon the total limit of the Credit Facility of Rp.1,000,000,000,000 (one trillion Rupiah), Rp.2,500,000,000 (two billion five hundred million Rupiah).

6.2.	Drawing of the Credit Facility may be effected by the Debtor on any Business Day provided that:

a.	the Credit Agreement is effective;

b.

there occur no event of default or any action or event which results in an Event of Default or an action or event which, with the giving of notice or the elapse of time or both, would constitute an Event of Default;

c.	the conditions as stated in the Representations under Article 11 of the Credit Agreement is true and conforms to the actual condition.

6.3.	The Debtor has met the following special conditions with respect to the method of Credit Facility drawdown:

a.

The Debtor submits a request for Credit Facility drawdown at least 3 (three) Business Days prior to the proposed drawdown date, stating the amount of credit to be drawn, planned usage of the funds, and a confirmation that the usage of the funds shall at all times adhere to the principle of good corporate governance, that no event of default is occurring and that no material adverse condition has occurred which would adversely affect the company’s performance.

b.	Drawdown of the Credit Facility shall be effected within the Credit Facility Drawdown Time Limit as defined under Article 3.2. hereof.

c.

The Debtor shall submit a confirmation of receipt of the Credit Facility by no later than 3 (three) Business Days following the drawing of the Credit Facility. Bank Mandiri shall have the right to defer the subsequent drawdown of the Credit Facility insofar as such confirmation letter has not been received.

Article 7

PAYMENT OF LOAN

7.1.

Payment of the Loan shall be done by the Debtor in the same currency as the Credit Facility granted by Bank Mandiri, and must be effectively received by Bank Mandiri at its branch office at its Jakarta Thamrin Branch Office by no later than 14.00 (fourteen) o’clock Western Indonesia Time, on the same date as the Interest Payment Date, and the last installment shall be paid by 5 (five) years from the signing of this Credit Agreement according to the following payment schedule and amount:

- 1 (one) year from the date of the first credit drawdown	:	10% (ten percent) of the credit limit drawn

- 2 (two) years from the date of the first credit drawdown	:	10% (ten percent) of the credit limit drawn

- 3 (three) years from the date of the first credit drawdown	:	15% (fifteen percent) of the credit limit drawn

- 4 (four) years from the date of the first credit drawdown	:	15% (fifteen percent) of the credit limit drawn

- 5 (five) years from the signing of the Credit Agreement	:	50% (fifty percent) of the credit limit drawn

7.2.	If a date of Debt payment falls on a day which is not a Business Day, Debtor shall provide funds in its account at Bank Mandiri for the purpose of such payment on the preceding Business Day.

7.3.	Payment of Debt which has been received by Bank Mandiri after 14.00 (fourteen) o’clock local time shall be deemed as having been received by Bank Mandiri on the subsequent Business Day.

Article 8

PENALTY

8.1.

If Debtor fails to pay its Debt for any reason whatsoever upon the due date, Debtor shall pay a penalty for the unpaid amount calculated from the date on which such amount becomes payable up to the same being paid in full at the rate of 2% (two percent) per annum above the applicable interest rate.

8.2.	Calculation of the penalty shall be on a daily basis with the assumption that one year consists of 360 (three hundred and sixty) days.

Article 9

SPECIAL PROVISIONS

9.1.

Debtor may repay a part or the entire outstanding amounts outside the set schedule as provided in the Installment List by a written notice to Bank Mandiri at least 1 (one) month prior to such accelerated payment date by stating the amount to be paid and the date on which such payment shall be made. The accelerated repayment shall incur a penalty of 2% (two percent) of the amount of Debt repaid.

9.2.

In the event of a change to the interest rate and/or a partial accelerated repayment and/or lateness in repayment, Bank Mandiri shall recalculate principal installment and interest payable by the Debtor to Bank Mandiri, and to that end Bank Mandiri shall issue a new Installment List to replace the original Installment List. The Installment List(s) shall constitute an inseparable part of this Credit Agreement. Debtor hereby state its approval of the calculation to be made by Bank Mandiri as set forth in the Installment List and subject to amount which should be paid by Debtor to Bank Mandiri as set out in the Installment List.

Article 10

COLLATERAL AND GUARANTEE

This Credit Facility is not secured by any special collateral in the form of object or income or other assets of the Debtor in any manner whatsoever, and is not guaranteed by any party. However, in line with Article 1131 and 1132 of the Indonesian Civil Code, all assets of the Debtor, whether movable or immovable, existing or to be acquired hereafter, except for assets of the Debtor which are specifically encumbered as security for the benefit of its creditors under the Permitted Collateral and Guarantee, shall constitute a general collateral for any of the Debtor’s indebtedness to parties that have not been specifically secured or of a privileged nature, including this Credit Facility on a paripassu basis.

Article 11

REPRESENTATIONS

11.1.	As on the date of this Credit Agreement, the Debtor hereby represents and warrants to Bank Mandiri regarding the veracity of the following:

(a)

Debtor has obtained all approvals required by its articles of association to receive the Credit Facility from Bank Mandiri under this Credit Agreement (including approvals from the Debtor’s Board of Commissioners) and that the person(s) assigned to represent the Debtor to execute this Credit Agreement are so entitled and authorized to represent the Debtor and sign the Credit Agreement, and that as such this Credit Agreement is valid and is binding on the Debtor.

(b)

Debtor has acquired the requisite permits to carry out its businesses and hereby undertakes to extend or renew such licenses upon their expiration if so required by the prevailing regulatory provisions.

(c)

Except for the cases disclosed in the Annual Report for the period of 31-12-2008 (thirty-first of December, two thousand and eight), as of the date of this Credit Agreement no civil or state administrative case, tax proceeding, investigation or criminal proceeding or dispute is ongoing which threatens or may have an impact on the Debtor or its assets, thus Materially affecting its financial or businesses condition or disrupt its ability to perform its obligations hereunder. In respect of the above representation, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller.

(d)	No event is occurring and/or continuing which constitute an Event of Default or a condition which, with the lapse of time or notice or both, would constitute an Event of Default;

(e)

All documents, data and statements provided by the Debtor to Bank Mandiri is true and that no other document, data or statements has been omitted by the Debtor which, if given or conveyed by the Debtor to the Bank Mandiri would affect Bank Mandiri’s decision regarding the granting of the Credit Facility.

(f)

In preparing and executing this Credit Agreement and/or other agreements in connection with the Credit Agreement, the Debtor has not contravened or violated any prevailing law, government regulation, government policy, government directive or instruction, court order or its articles of association, nor do such preparation or execution cause or would cause a default on the part of the Debtor under other agreements entered into by it.

(g)

The Debtor’s articles of association and all its amendments are as set forth in deed dated 11-06-2009 (eleventh of June, two thousand and nine) number 118, prepared before AULIA TAUFANI, Bachelor of Law, then substituting for SUTJIPTO, Bachelor of Law, Notary in Jakarta. Other than the deed(s) identified above, no other deed(s) have not been submitted by the Debtor to Bank Mandiri.

(h)

Pursuant to deed dated 11-06-2009 (eleventh of June, two thousand and nine) number 118, prepared before AULIA TAUFANI, Bachelor of Law, then substituting for SUTJIPTO, Bachelor of Law, Notary in Jakarta, the shareholders of the Debtor are as follows:

Name	Number of Shares
	Series A	Series B
Republic of Indonesia	1	776,624,999
Indonesia Communications PTE Ltd		3,532,056,600
Public		1,125,251,900

Other than the entities whose names are mentioned above, no other person or party is serving as a shareholder of the Debtor;

(i)

Pursuant to deed dated 11-06-2009 (eleventh of June, two thousand and nine) number 118, prepared before AULIA TAUFANI, Bachelor of Law, then substituting for SUTJIPTO, Bachelor of Law, Notary in Jakarta, the composition of the Debtor’s Board of Directors and Board of Commissioners is as follows:

BOARD OF DIRECTORS:

President Director	:	Harry Sasongko Tirtotjondro

(effective from 11-08-2009 (eleventh of August, two thousand and nine)

Director	:	Kaizad Bomi Heerjee

Director	:	Fadzri Sentosa

Director	:	Peter Wladyslaw Kuncewicz

(effective from 01-09-2009 (first of September, two thousand and nine))

Director	:	Stephen Edward Hobbs

BOARD OF COMMISSIONERS

President Commissioner	:	Abdulla Mohammed S.A. Al-Thani;

Commissioner	:	Jarman

Commissioner	:	Rionald Silaban

Commissioner	:	Nasser Mohd A. Marafih;

Commissioner	:	Rachmad Gobel;

Commissioner	:	Richard Farnsworth Seney

Independent Commissioner	:	Setyanto Prawira Santosa

Independent Commissioner	:	Soeprapto;

Independent Commissioner	:	Thia Peng Heok George

Independent Commissioner	:	Michael Francis Latimer

Other than the persons whose names are identified above, no other person or party is acting as member of the Board of Directors or Board of Commissioners of the Debtor.

11.2.

Debtor also represents and warrants the correctness of the representations stated in Article 11.1, except for Article 11.1 (c), 11.1(g), 11.1 (h) and 11.1(i), constitute representations which shall be deemed to be repeated on each Credit Facility drawdown date by Debtor.

Article 12

ACTIONS REQUIRED TO BE UNDERTAKEN BY DEBTOR

Except if otherwise determined in writing by Bank Mandiri, Debtor shall:

12.1.	use the Credit Facility granted by Bank Mandiri only for purposes as described in Article 2.3 of this Credit Agreement;

12.2.	comply with all laws, government regulations, government policies, government directives or instructions applicable to the Debtor;

12.3.

immediately notify Bank Mandiri in writing on any occurrence of cases involving the Debtor, whether civil or state administrative cases, tax proceedings, investigation or criminal cases that would Materially affect the business or assets of the Debtor. In respect of the above representation, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller;

12.4.

pay all expenses arising from and relating to the granting of the Credit Facility and performance of the terms and conditions of the Credit Agreement, regardless of whether such Credit Facility is not being used and/or the Credit Agreement being terminated;

12.5.	provide all statements required by Bank Mandiri relating to the granting of the Credit Facility;

12.6.	retain its rights over intellectual property, including copyright, patent and trademark owned or to be owned by the Debtor;

12.7.

establish and maintain a bookkeeping system, financial administration and monitoring in accordance with accounting principles generally accepted in Indonesia and continually implemented to reasonably reflect the condition of the assets, finance and business output of the Debtor;

12.8.	allow Bank Mandiri or persons designated by Bank Mandiri, by 7 (seven) Business Days’ prior notice, to at any time inspect the activities, books and other records prepared by the Debtor;

12.9.	convey to Bank Mandiri:

a.

annual financial statements (balance sheet and loss profit statement) audited by a Registered Public Accountant Office approved by Bank Mandiri in long form audited report, to be delivered by no later than 180 (one hundred and eighty) days following the closing date of the fiscal year;

b.

unaudited quarterly financial statements (balance sheet and quarterly loss profit statement), to be delivered by no later than 60 (sixty) days or unaudited quarterly financial statements (balance sheet and quarterly loss profit statement) along with an accountant’s report for the purpose of rendering a (limited review), to be delivered no later than 90 (ninety) days following the end of each reporting period;

c.

copies/photocopies of the licenses and permits directly related to the Debtor’s primary business operations in accordance with the applicable laws and regulations which allow the Debtor to continue its business, including but not limited to the permits for Directors of foreign nationality;

d.	copy of Report on Capital Investment Activities and Proposed Employment of Foreign Workers according to the relevant reporting period;

e.	information on any change of the majority shareholders and/or change of the controlling shareholder of the Debtor by no later than 30 (thirty) calendar days upon such change becoming effective;

f.

information on any change of ultimate shareholders of the Debtor (provided that such change of ultimate shareholders is known by the Debtor and/or Bank Mandiri) by no later than 30 (thirty) calendar days upon such change of ultimate shareholders being known;

g.	report of capital expenditure realization as set out in the quarterly report, in the form as submitted by the Debtor to BAPEPAM-LK.

12.10.	maintain its consolidated financial ratio, as follows:

a.	the ratio of aggregate Debt to Equity shall not exceed 2.5:1 (two point five to one) as stated in every quarterly consolidated financial statements.

b.	the ratio between EBITDA to interest payment shall be at least 3:1 (three to one) as stated in every audited annual consolidated financial statements.

c.	the ratio between total Debt to EBITDA shall not exceed 3.5 : 1 (three point five to one) as stated in every audited annual consolidated financial statements.

12.11.	immediately notify Bank Mandiri regarding:

a.

any Event of Default that comes to the knowledge of the Debtor which may Materially affect its condition and explain such Event of Default and any measure which will be taken to address it. In respect of the above, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller;

b.

any Event of Default committed by Indosat International Finance Company BV or another company specifically established for the purpose of issuance of notes which may cause the execution of the rights of the creditors of Indosat Finance Company BV or such other company specifically established for the purpose of the issuance of the notes to enforce the Security.

12.12.

take any necessary action to maintain its status as a legal entity and ensure that it has the right and capacity to duly conduct its business in every applicable jurisdiction and to obtain and maintain all key licenses needed to carry out its business within such jurisdictions;

12.13.	give its utmost effort to maintain its authority and approvals, and forthwith obtain all other approvals necessary to allow it to perform any undertaking provided under this Credit Agreement;

12.14.	insure its assets with an insurance company upon the terms and conditions normally assumed by the Debtor and, if so requested by Bank Mandiri, report any insurance coverage on its assets;

12.15.	upon the request of Bank Mandiri, take any measures and prepare and sign all documents related to the implementation or applicability of this Credit Agreement;

12.16.

notify Bank Mandiri regarding any amendment to its articles of association within 7 (seven) Business Days upon the obtainment of an approval and/or receipt of a notice from the Minister of Law and Human Rights.

12.17.

deliver to Bank Mandiri any change to the composition of the Board of Directors and Board of Commissioners of the Debtor within no later than 7 (seven) Business Days upon such change becoming effective in accordance with the applicable legislations;

12.18.	deliver a photocopy of the approval of the Capital Investment Coordinating Agency (BKPM) on the change of the total exposure of the Debtor, if the total exposure exceeds that as approved by BKPM.

Article 13

RESTRICTIONS FOR THE DEBTOR

Insofar as the Debtor has not fully repaid its Debt or the Drawdown Time Limit and/or the Credit Facility Usage has not ended, the Debtor shall not undertake any of the following without prior written approval from Bank Mandiri:

13.1.	encumber as security any of its assets for the benefit of another party, except for the Permitted Collateral and Guarantee;

13.2.	carry out a transaction with a person or entity, including but not limited with its affiliates, in a different manner or other than the normal practice or customs.

13.3.	submit a petition for bankruptcy or deferral of payment to the relevant authorities (Court);

13.4.

sell or dispose a Material part of its immovable or key assets in carrying out its business, except in its ordinary course of business. In respect of the above representation, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller;

13.5.	conduct merger, acquisition, spin-off or dissolution;

13.6.	reduce or decrease its paid-up capital; and

13.7.	change its line and nature of core business.

Article 14

EVENT OF DEFAULT

14.1.	Any one or several of the following actions or event below constitute Event of Default:

a.

The Debtor fails to pay the Debt within the time and in the manner as provided under the Credit Agreement, with regard to which the mere lapse of time shall provide valid and sufficient evidence that the Debtor has failed to perform its obligation.

b.

The Debtor defaults or fails to meet the terms and conditions of Article 12 and Article 13 or other provisions of this Agreement, whether existing or to be incorporated hereafter, and such default remains uncured by the Borrower for a period of 30 (thirty) calendar days from the date of notice of such event from Bank Mandiri to the Debtor.

c.	Debtor uses the Credit Facility other than its intended use and purpose.

d.

In the opinion of Bank Mandiri, the financial condition, good standing and solvability of the Debtor suffer a Material deterioration, thus affecting its ability to pay the Debt and such condition is not remedied by the Debtor within 30 (thirty) calendar days from the date of notice regarding such event from Bank Mandiri to the Debtor. In respect of the above clause, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller.

e.

Debtor files for bankruptcy or is declared bankrupt or file a deferral of debt settlement obligation or for any reason whatsoever is no longer entitled to administer and exercise control over its asset.

f.

A substantial part or all of the Debtor’s asset is seized in connection with a case or dispute which can materially affect the Debtor’s capacity in meeting its obligations under this Credit Agreement. In respect of the above clause, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller.

g.

The representations provided in article 11 of this Credit Agreement is found to be untrue and such condition is not remedied by the Debtor within 30 (thirty) calendar days from the date of a notice regarding the same from Bank Mandiri to the Debtor;

h.

Debtor (by virtue of a court order having permanent legal force) is obligated to pay damages and/or other amounts which can materially affect its ability to pay the Debt. In respect of the above clause, material shall refer to a value equal to or greater than 10% (ten percent) of the Debtor’s earning or 20% (twenty percent) of the Equity, whichever is smaller.

i.

Debtor has committed an action which violates a regulatory condition or provision that may result in its cellular operator and International Direct Dialing (SLI) to be revoked and/or which can directly or indirectly affect its ability to perform its obligations under this Credit Agreement;

j.	Debtor is dissolved or liquidated;

k.

Debtor is declared in default of its obligations to another party, which in the opinion of Bank Mandiri may affect the Debtor’s ability to perform its obligations under this Credit Agreement, and such default is not remedied by the Debtor within 30 (thirty) calendar days from the date of notice regarding the default from Bank Mandiri to the Debtor; and

l.

Indosat International Finance Company BV or any other company established for the specific purpose of the issuance of the notes is declared in default by its creditors with respect to the issuance of the notes in which the Debtor acts as guarantor, and such default is not remedied by the Debtor within 30 (thirty) calendar days from the date of notice regarding the event from Bank Mandiri to the Debtor;

14.2.

Upon the occurrence of an event of default as provided in article 14.1 of this Credit Agreement, Bank Mandiri shall be entitled to declare the Debt as immediately due and payable in full by the Debtor to Bank Mandiri without regard to the provision on Debt Payment as set out in article 7 of this Credit Agreement, provided that the Debtor’s obligations arising from this Credit Agreement shall be performed.

The parties hereby agree to waive the applicability of Article 1266 of the Indonesian Civil Code, specifically the provision which provides that the termination of an agreement require the decision of a District Court.

14.3.

In the event the Debtor is required to perform an obligation under this Credit Agreement within a set period, and the Debtor fails to perform the same, then the lapse of time shall be sufficient evidence of the Debtor’s default, and thus no formal summons (somasi) or other letter of similar nature or notice from a court bailiff shall be necessary.

14.4.

If the Debt becomes due as referred to in article 14.2 of this Credit Agreement, Bank Mandiri shall be entitled to exercise its rights as creditor as provided under the applicable laws and legislations to procure repayment of the Debt by way of exercise of its entitlements against the Debtor and/or its assets.

Article 15

APPLICATION OF PAYMENT

15.1.	Any amount received by Bank Mandiri from payment of the Debt and/or by way of debt set-off with the Debtor’s funds in Bank Mandiri shall be applied according to the following priority:

First	:	to cover all costs expended or paid by Bank Mandiri in connection with the exercise of its rights under the Credit Agreement which have not been paid by the Debtor;

Second	:	to pay in full all incurred penalties that have not been paid by Debtor to Bank Mandiri under this Credit Agreement;

Third	:	to effect full payment of all accrued interests and/or provisional amount that have not been paid by Debtor to Bank Mandiri under this Credit Agreement;

Fourth	:	to effect full settlement of the Debt principal required to be paid by the Debtor to Bank Mandiri under this Credit Agreement.

15.2.

If upon all obligations of the Debtor being settled in full there still remain funds, Bank Mandiri shall transfer such excess amount to the Debtor or any other party having right over such amount, without any obligation on the part of Bank Mandiri to pay interest over such excess amount.

Article 16

TAX

16.1.	All and any amount payable by the Debtor to Bank Mandiri hereunder shall be free, net of and without deduction or withholding for taxes, levies, fees or charges in any manner and amount.

16.2.

If the Debtor is required by law or the applicable legislations to effect a deduction or withholding on the sum payable under this Credit Agreement, the Debtor shall pay an additional amount to Bank Mandiri which would cause Bank Mandiri, after such deduction or withholding, to receive from the Debtor an amount it is entitled to had such deduction or withholding had not been made.

Article 17

AMENDMENT TO THE CREDIT AGREEMENT

In the event of amendments being effected to the provisions of this Credit Agreement, such amendments shall be set out in a separate agreement or letter signed by the parties, which agreement or letter shall form an inseparable part of this Credit Agreement.

Article 18

MISCELLANEOUS PROVISIONS

18.1.

Bank Mandiri shall be entitled, without prior approval from the Debtor, transfer or assign in any manner whatsoever a portion or all of its rights and/or obligations with respect to the granting of the Credit Facility under this Credit Agreement to another financial institution, bank, or creditor, which shall be sufficiently effected by written notice to the Debtor within at least 30 (thirty) calendar days prior to such transfer or assignment.

To that end the Debtor shall presently and hereafter confer upon Bank Mandiri a power of attorney to provide all data and/or statements needed to such other financial institution, bank, or other creditors.

18.2.

Bank Mandiri shall be entitled, without prior approval from the Debtor, to block/immobilize and/or withdraw and/or credit funds in the accounts of the Debtor at Bank Mandiri and apply the proceeds against the Debt upon the occurrence of an Event of Default as provided in Article 14.1. of the Credit Agreement.

18.3.	Upon the occurrence of:

a.

increase of costs required by Bank Mandiri to maintain the Credit Facility granted to the Debtor as a result of a change to a regulation/condition imposed by Bank Indonesia or any other government authorities, causing the interest rate applicable to the Debtor to unable to cover the costs incurred by Bank Mandiri, then Bank Mandiri shall inform in writing the amount of such additional costs to be imposed on the Debtor by way of notice, which shall constitute an inseparable part of this Credit Agreement (“Notice of Cost Increase”), provided that Debtor may elect to negotiate within no later than 7 (seven) calendar days from the date of the Notice of Cost Increase and if after the lapse of such negotiation period no agreement is achieved regarding the amount of the additional cost to be applied by Bank Mandiri to the Debtor, then Debtor shall have the option to repay its Debt before the installment payment dates as set out in the Installment List without incurring any penalty for accelerated payment penalty insofar as such payment is made within 60 (sixty) calendar days from the end of the negotiations period as prescribed above;

b.

any significant monetary, financial, economic or political change which cause the liquidity of Bank Mandiri or the Debtor’s collectability, whether with Bank Mandiri or with other bank(s) to deteriorate to become Substandard, Doubtful, or Lost, or if upon the opinion of Bank Mandiri, based on generally applicable banking practice, the result of the required internal review of Bank Mandiri and the review of an independent agency, the facility and/or condition of the Debtor’s company has the potential of causing the Debtor to be incapable to meet its obligations, then the Debtor hereby consents to Bank Mandiri’s actions to:

(i)	adjust/change the rate of interest as set out in article 4.1. of this Credit Agreement; and/or

(ii)	defer the drawdown date and/or utilization of the Credit Facility applied by the Debtor; and/or

(iii)	reduce the Credit Facility amount; and/or

(iv)	change the granting of the Credit Facility as referred to in article 2.1. of the Credit Agreement with another currency available to Bank Mandiri; and/or

(v)	terminate the Credit Facility.

In the event Bank Mandiri exercises exercising its rights as provided under Article 18.3 paragraph (b) items (i) through (v) above, it shall notify the Debtor in writing, provided that Debtor may elect to negotiate within no later than 7 (seven) calendar days from the date of the notice to adjust/change the interest rate, and if after the lapse of such negotiation period no agreement is achieved as regards to the rate of interest to be applied by Bank Mandiri on the Debtor, then Debtor shall have the option to repay its Debt before the installment payment dates as set out in the Installment List without incurring any penalty for accelerated payment penalty insofar as such payment is made within 60 (sixty) calendar days from the end of the negotiations period as prescribed above. Such notice shall constitute an inseparable part of this Credit Agreement.

18.4.

Notwithstanding the provisions of Article 3 and Article 7 of this Credit Agreement, Bank Mandiri retains the right to declare the Loan as due and thereupon the Debtor shall be obligated to repay the Loan to Bank Mandiri, or entitled to require the Debtor to confirm with the applicable regulations in respect of:

a.

any legislation or amendments thereto or a regulation is enacted which renders it unlawful for Bank Mandiri to maintain and/or perform its obligations hereunder, including if at any time hereafter it becomes known and proven that the controlling shareholders (as provided under the Maximum Credit Ceiling) of Qatar Telecom (as shareholder of the Debtor), including any member of Bank Mandiri’s business group and causing a breach of the maximum credit ceiling as determined by the applicable law on credit ceiling issued by Bank Indonesia, by no later than the period as set out in the relevant regulation or 90 (ninety) days from the date of receipt of a notice from Bank Mandiri regarding such request for repayment, whichever is earlier; or

b.

a political, economic and social situation arises which in the opinion of Bank Mandiri may adversely affect repayment of the Debt by Debtor, by no later than 90 (ninety) calendar days from the date on which a notice is received from Bank Mandiri regarding the demand for repayment; or

c.

a change occurs in the majority shareholder which exceeds 50% (fifty percent) of the shares, or any change occur which may affect the managerial control of the company as stated by the new shareholders that a transfer of control of the Debtor has been effected from the previous majority shareholders, and/or a change occur in the ultimate shareholders of the Debtor, which in the opinion of Bank Mandiri, based on generally applicable banking practice, the result of the required internal review of Bank Mandiri and the review of an independent agency, has the potential of reducing the Debtor’s ability to meet its obligations and/or increase risk for Bank Mandiri, then the Debtor and Bank Mandiri will enter into negotiations within a period of no later than 30 (thirty) Business Days from the date on which Bank Mandiri informs the same to the Debtor with the aim of seeking an alternative course of action to be taken. If up to the end of such negotiation period no resolution can be reached, then the Debtor shall be obligated to repay the Loan.

Payment of the Loan pursuant to the clause above shall not cause the Debtor to be required to pay penalty as defined under Article 9 of this Credit Agreement.

18.5.

If one or more provisions of this Credit Agreement is declared inapplicable or no longer unenforceable by a court of competent jurisdiction, or is deemed to be in contravention with the applicable regulatory provisions, the remaining provisions hereof shall continue to be in effect and binding on the parties.

18.6.

This Credit Agreement shall inure to the benefit of the parties and their duly appointed successors, provided that the Debtor shall not assign and/or transfer its rights and/or obligations hereunder and/or as provided under other agreements in connection herewith without prior written approval of Bank Mandiri.

18.7.

Any failure and/or delay by Bank Mandiri to exercise its right, power, authority or privilege under this Credit Agreement shall not be construed as a waiver by Bank Mandiri of such right, power, authority or privilege, and likewise the exercise of the entire or partial right, power, authority or privilege granted hereunder shall not preclude any further exercise of such right, power, authority or privilege.

18.8.	To effect oversight, safeguard and settlement/repayment of the Credit Facility, Bank Mandiri shall have the authority to undertake the following:

a.	assign its officer with the Debtor;

b.	commission a consultant with good standing to conduct oversight, provide counsel and/or administration of the Debtor’s company.

Article 19

POWER OF ATTORNEY

19.1.	For the purpose of payment of the Debt pursuant to this Credit Agreement, the Debtor hereby grants a power of attorney to Bank Mandiri to from time to time credit the account of the Debtor.

19.2.

To ensure the orderly repayment of the Debt as referred to in 18.2. of this Credit Agreement, Debtor shall, for the present and for any time hereafter, grant a power of attorney to Bank Mandiri, for and on behalf of the Debtor, to withdraw and/or otherwise credit the funds available in any of the Debtor’s account with Bank Mandiri.

19.3.

Any power of attorney granted by the Debtor hereunder shall constitute an inseparable part of this Credit Agreement and therefore each of such powers of attorney shall be irrevocable in any manner and situation whatsoever, and the parties hereby waives the applicability of articles 1813, 1814, and 1816 of the Indonesian Civil Code insofar as the Debt under this Credit Agreement has not been settled in full.

Article 20

JURISDICTION

In respect of this Credit Agreement and all its consequences and delivery, Bank Mandiri and Debtor elect a permanent domiciled at the Registrar Office of the South Jakarta District Court, without prejudice to Bank Mandiri’s right to initiate proceedings against the Debtor before another court of law within the Republic of Indonesia in accordance with the prevailing laws and legislations.

The appearers hereby guarantees the authenticity of their identity as represented in their identifications presented to me, Notary, and their accountability of the foregoing, and the appearers further represent that they have understood the content of this deed.

The appearers are known to me, Notary, based on their identifications.

To give effect to all of the foregoing, it is hereby prepared:

THIS DEED

Prepared as a minute and read and signed in Jakarta on the day and date as stated at the beginning of this deed, and attended by:

1.

Mrs. SITI RUMANDANG BULAN LUBIS, Bachelor of Law, born in Jakarta on 31-01-1978 (thirty-first of January, nineteen seventy-eight), Indonesian Citizen, domiciling in East Jakarta, Komplek Bina Marga Number 2, Rukun Tetangga 001, Rukun Warga 003, Kelurahan Cipayung, Kecamatan Cipayung.

Holder of identity card number: 09.5406.710178.8501.

2.

Mrs. DIYAH SUWATI, born in Solo on 26-10-1964 (twenty-sixth of October, nineteen sixty-four), Indonesian Citizen, domiciling in Tangerang, Jalan Talas II, Pondok Cabe Ilir, Rukun Tetangga 02, Rukun Warga 01, Kelurahan Pondok Cabe Ilir, Kecamatan Pamulang

Holder of identity card number 3219222004.1786503.

For the time being residing in Jakarta.

Both assistants to the Notary, as witnesses.

Given that this deed has been discussed by the parties, only a summary was read by me, Notary, to the appearers and witnesses, following which this Deed was immediately signed by the appearers, witnesses and me, Notary.

Prepared with three scratches and replacements.

The original of this deed has been duly signed.

“GIVE AS IDENTICAL COPY”